
06013630

LONMIN

Ref: SK/0130

8 May 2006

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom

T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100

www.lonmin.com

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASH. D.C. SECTION
160

SUPPL

Dear Sirs

**Rule No 12G3-2 Exemption**
**Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)**

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 4 May 2006 and a copy of our interim report.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6053.

Yours faithfully

Seema Kamboj
Assistant Company Secretary

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

News Release

Interim Results

4 May 2006




LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

## Building Growth in Robust Markets

- Record EBIT up 127% to US$304 million
- Underlying earnings per share up 152% to 110.3 cents per share
- Strong cash generation with trading cash flow of US$174 million (122.3 cents per share)
- Excellent operating performance:
  - Record mine production to deliver 501,827 ounces of Platinum and 977,352 ounces of total PGMs in concentrate
  - Smelter rebuild completed in record 27 days and Smelter achieved record throughput in March
- Costs well managed in the first half in line with our expectations with C1 costs at Marikana net of by product credits up only 0.5% to R2,345 per PGM ounce sold .
- Six Sigma programme continues to deliver with R201 million (US$32 million) of additional net EBIT benefit
- Acquisition of minorities in Messina Limited for US$13 million and 25% stake in Platmin Limited for US$32 million
- Interim dividend increased by 50% to 45.0 cents per share.

| **Financial highlights**<br>**Six Months to 31 March 2006** | **2006** | 2005 (i) | % change |
|---|---|---|---|
| Revenue | **$708m** | $421m | 68% |
| EBITDA | **$342m** | $163m | 110% |
| EBIT | **$304m** | $134m | 127% |
| Underlying profit before taxation | **$288m** | $130m | 122% |
| Underlying earnings per share (ii) | **110.3c** | **43.8c** | **152%** |
| Earnings per share | **(47.1)c** | 51.5c | n/a |
| Interim dividend per share (iii) | **45.0c** | 30.0c | 50% |
| Trading cash flow per share (iv) | **122.3c** | (14.1)c | n/a |
| Free cash flow per share (v) | **63.2c** | (90.4)c | n/a |
| Equity shareholders' funds | **$734m** | $781m | (6)% |
| Net Debt | **$590m** | $468m | 26% |
| Interest cover (v) | **15.9x** | 34.3x | n/a |

**NOTES ON HIGHLIGHTS**

(i) All comparative figures for 2005 are restated under IFRS and are as announced on 15 February 2006 in the Group's Adoption of International Financial Reporting Standards Publication.
(ii) Underlying earnings per share are calculated on profit for the period excluding special items (note 3 to the Interim Accounts)
(iii) The interim dividend will be paid on 4 August 2006 to shareholders on the register on 7 July 2006
(iv) Trading cash flow is cash flow from operating activities.
(v) Free cash flow is trading cash flow less net expenditure on property, plant and equipment, intangibles, proceeds from disposal of assets held for sale and dividends paid to minority interests.
(vi) Interest cover is calculated for the 12 month periods to 31 March 2006 and 31 March 2005 on the underlying operating profit divided by underlying net interest payable excluding exchange.

Commenting on the results, Brad Mills, Lonmin's Chief Executive said:

"We have delivered record financial results for the half year to 31 March 2006 with underlying earnings per share up 152% versus the first half of 2005. Reflecting our confidence in the outlook for the Platinum market and the continued growth of our business we have today declared an interim dividend of 45 cents per share, an increase of 50%. Our operational performance has been excellent with record production from our mines with 501,827 ounces of Platinum produced in concentrate and the completion of the Smelter rebuild in only 27 days. We expect to produce around 1 million ounces of Platinum from our mines in 2006 with sales of between 970,000 to 980,000 ounces. We are on track to grow our production to 1.3 million Platinum ounces in 2010 and are working to lock in additional growth beyond this from identified projects, our exploration portfolio and where appropriate strategic acquisitions. We are starting to achieve operational excellence in a number of areas and remain committed to continual improvement and the transformation of our business into a world class natural resources company"

Enquiries:

Alex Shorland-Ball, Lonmin Plc +44 (0) 20 7201 6060

This press release is available on www.lonmin.com. A live webcast of the interim results' presentation starting at 09.30hrs (London) on 4 May 2006 can be accessed through the Lonmin website. There will also be a web question facility available during the presentation. An archived version of the presentation, together with the presentation slides, will be available on the Lonmin website.

## Chief Executive's Comments

### Introduction

We achieved a record output in the six months from our mines with 501,827 ounces of Platinum and 977,352 ounces of total PGMs produced in concentrate. Sales were 413,030 ounces of Platinum and 802,766 ounces of total PGMs. We successfully completed the planned rebuild of the number one furnace during the period in a record time of 27 days (matte tap to matte tap).

*Our forecast for mine production remains around 1 million ounces of Platinum in concentrate for the financial year* to 30 September 2006. Sales for the full year will be impacted as a result of the loss of 11 days production in April while the Smelter was shutdown to repair a minor leak. We now forecast full year sales of 970,000 to 980,000 ounces of Platinum and 1.86 to 1.89 million ounces of total PGMs.

### Safety

We have seen significant improvement in our safety performance during the first six months of the financial year. Our lost time injury (LTI) frequency rate dropped to a new record low of 10.8 per million man hours worked versus last year's figure of 18.1 an improvement of 40% and well ahead of our targeted 30% improvement. We regrettably suffered three industrial fatalities at our Marikana operations.

Our Limpopo operations are showing a dramatic improvement in safety performance and were fatality free for the six months. The operation achieved a lost time injury frequency rate of 7.1 per million man hours worked.

We have instigated a number of campaigns to focus on running the operations injury free and will continue to roll these out during the second half of the year. We are also continuing our focus on the implementation of our Fatal Risk Protocols to ensure that these are fully embedded in each business area.

### Marikana Mining

Our Marikana mining operations achieved record production of 5,739,000 tonnes milled (5,793,000 tonnes mined) from underground operations and 1,264,000 tonnes milled (996,000 tonnes mined) from opencast operations. This equated to 474,961 ounces of Platinum and 913,386 ounces of total PGMs in concentrate despatched to the Process Division and for external sales.

We have moved away from treating the operations at Marikana as three distinct mines and have restructured the management so that the operation is treated as one mine split into shallow, deep, mechanised and opencast sections. This is operating well and has allowed greater efficiency in the sharing of information and best practice.

We have continued to mechanise our mines and now have two fleets of Ultra Low Profile (ULP) equipment at work on the property. We are developing our new Saffy and K4 Shafts as fully mechanised operations and at Saffy we will begin a full scale trial of the ULP equipment later this year. The percentage of production from fully mechanised stopes will be slightly lower than we initially targeted at around 4.5% by the end of the 2006 fiscal year. We will meet our 8% target by the end of the calendar year and remain on track to meet our 50% target by the end of 2010.

In addition to our ULP equipment we have also been assessing other methods to modernise our mining operations. As part of this process, we are operating DDT stope drill rigs at our E2 shaft. The results to date have been positive and we are rolling these out, where appropriate, across the operations. By the end of 2006 an additional 4.5% of our production will be produced from mechanised methods other than our ULP equipment.

**Limpopo Mining**

I am pleased with the progress of our Limpopo operations which produced 487,000 tonnes milled (491,000 tonnes mined) from underground operations and contributed 26,866 ounces of Platinum and 63,966 ounces of total PGMs in concentrate in the period. During the six month period we consolidated control of Limpopo by acquiring the outstanding 8.5% minorities in Messina Limited, the South African listed company which owned the Limpopo assets. The cost of the acquisition was some US$13 million. Limpopo contributed US$8 million to our EBIT in the first six months of this year, substantially ahead of our budget.

The re-engineering, mechanisation and ramp up of this operation remains broadly on plan to achieve our steady state of 120,000 tonnes per month by September 2006 and remains on target to produce 75,000 ounces of Platinum in fiscal year 2007.

**Process Division**

Final metal sales were 413,030 Platinum ounces and 802,766 ounces of total PGMs. The Smelter rebuild in February was completed successfully in 27 days matte tap to matte tap and came in on budget. We took advantage of this planned downtime to accelerate deliveries of concentrate to Impala under the Limpopo offtake contract. In total we have delivered around 49,000 Platinum ounces during the period and this contract is now complete.

We have continued during the six month period to address the bottlenecks within the Process Division. The Smelter has continued to increase throughput smelting a record 28,021 tonnes in March. The debottlenecking of the Base Metal Refinery has also seen initial success with a record 1,039 tonnes of converter matte milled in March and production of a record 2,092 tonnes of Nickel Sulphate. At the Precious Metal Refinery we have completed the automation of the Primary Metals Separations Plant and the next phase of the project is focusing on the pure Platinum and Palladium processing streams. This will be completed by September 2006. The Rhodium, Iridium and Ruthenium stream automation will be completed during 2007. The automation project will improve recoveries and reduce costs at the PMR through improved process control and improved first pass recoveries.

On 9 April 2006, a matte and slag leak occurred at the number one furnace down the sides of the matte waffles. It appears that due to an original installation error the base plate of the furnace shell was not welded in the matte waffle zone. The expansion of the hearth following the February rebuild created differential pressure in the matte tap block support structure which moved the matte waffles allowing the leak to occur. The repairs to the furnace included welding the base plate of the furnace to the supporting girders, reinforcing the support structure around the matte tap holes and replacing the matte waffles and refractories at the site of the leak. These have been successfully completed and the total downtime of the furnace was limited to 11 days (matte tap to matte tap).

**Six Sigma and Shared Business Services**

Our Six Sigma continuous improvement programme continues to perform extremely well and we have realised R201 million (US$32 million) of net EBIT benefit in the first half primarily in revenue improvements.

We have now implemented our Shared Business Services Programme and realised savings of R14.4 million (US$ 2.3 million) in the first half. On 1 March 2006 we successfully went live on SAP and have now switched off our various legacy information systems.

We remain on track to deliver our forecast R370 million of benefits from a combination of our Six Sigma and Shared Business Services Programmes for the full year.

**Costs and Capital Expenditure**

Our costs were well controlled during the period increasing only 2.9% gross and 0.5% net of by product credits over the same period last year despite a major furnace rebuild undertaken during the six months and the South African inflation rate running at some 4.5%. For our Marikana operations C1 costs of own metal production net of by product credits were R2,345 per PGM ounce sold. We continue to forecast C1 costs for the full year of between R2,300 and R2,400 per PGM ounce sold net of base metal credits.

Our Limpopo operations delivered a C1 cost per saleable PGM ounce in concentrate net of by product credits of R3,385, a reduction of 17.5% versus the costs at Limpopo for the full year to September 2005. We expect the costs at Limpopo to continue to improve as we ramp up production from the mine and complete the re-engineering of the operation with C1 costs at the end of the full year forecast to be at the R2,900 level per PGM ounce sold. We are now forecasting a slightly higher C1 cost per saleable PGM ounce in concentrate net of by product credits for Limpopo of around R3,100 to R3,200 for the full year.

As a result of our increased focus on mechanisation and the continued debottlenecking of our metallurgical capacity, we have revised our projection for capex for the 2006 financial year. We now forecast a gross capex spend of some US$230 million by the end of September 2006.

**Mining Licence Conversion**

The Social and Labour Plan portion of our New Order Mining Licence application has been approved by the local Klerksdorp Office of the Department of Minerals and Energy (DME). The Pretoria office of the DME is now considering the entire licence for conversion. We anticipate a successful outcome in due course.

**Growth Profile**

Over the last year we have built into Lonmin an exciting and robust growth profile with the expansion of our Marikana operations and addition of the Limpopo resources to our portfolio. This profile will see the business grow to 1.3 million ounces of Platinum production in 2010. We currently have three mining projects in various stages of feasibility of which only the Limpopo phase 2 expansion is included in our 1.3 million ounce target.

In November we announced the possibility of accessing the Limpopo ore body through an opencast operation which we estimated could produce around an additional 20,000 ounces of Platinum per annum for around two years. The feasibility study for this project is ongoing and if we decide to proceed we would expect this project to commence during 2007.

The successful development of the second stage of the Limpopo property forms part of our 1.3 million ounce production target in 2010. We currently expect to complete full feasibility on this project by July 2007 and anticipate that Limpopo phase 2 will contribute around 125,000 ounces of Platinum per annum when at full production.

At our Pandora project we are evaluating the development of the project utilising our mechanised approach. We commenced pre-feasibility on this project at the beginning of February 2006. If the pre-feasibility work is positive we expect to approve the project for full feasibility by the end of the year. Indicative full production from the project is around 200,000 ounces of which Lonmin's share would be 42.5%.

During the last six months we have made an investment of US$32 million in Platmin Limited an unlisted Canadian exploration company. We now own 25% of the outstanding share capital on a fully diluted basis. Platmin holds interests in a number of properties in the Bushveld which could represent a good fit with Lonmin's existing properties. The current attributable resource base is around 13.7 million ounces (3PGE+Au).

In February we announced our intention to undertake a feasibility study to assess the possible expansion of our metallurgical capacity from the current forecast 1.3 million ounces of Platinum per annum to between 1.75 and 2 million ounces of Platinum per annum. Such an expansion would involve adding to our smelting capacity through the construction of a new furnace, expanding and debottlenecking our Base Metal Refinery and upgrading and automating our Precious Metal Refinery. We estimate the capital cost of this Brownfield project would be between US$300 and 350 million which would represent a low capital cost per annual PGM ounce produced of between US$300 and 350, around one third of the cost of new Greenfield capacity. We believe that part of the feed for the expanded capacity will come from our project pipeline including the Pandora project and potentially from commercial custom smelting opportunities.

We continue to develop our high quality portfolio of exploration projects. At our Loskop project in South Africa we have recently delineated a 2 million ounce resource of Platinum, Palladium and Gold to a depth of 400 metres. Drilling is continuing to investigate the down-dip extent. In Tanzania we will follow up our 2005 drill results at Luwumbu where we have intersected high grade mineralisation with grades of 5.36 grams per tonne PGMs over 16.4 metres including 1.67 metres at 26.8 grams per tonne PGMs to ascertain the extent of PGM mineralisation, width and continuity.

We have intersected good grade and thickness of PGM mineralisations on several of the properties covered by our joint ventures with Inco and Wallbridge in Canada's Sudbury Basin. Our ongoing drilling programme in these areas will determine if the size of the deposits is sufficient to support a commercial mine.

**Markets**

The Platinum market remains very strong with prices reaching record levels during the period, increasing by some 16% since the beginning of October 2005. Crucially this price momentum is underpinned by strong demand particularly from the autocatalyst sector. Growth in demand for Platinum in diesel automobile catalysts continued to be a key driver. We expect this trend to continue for the foreseeable future as Platinum based catalytic solution penetrate the light, medium and heavy duty diesel sectors and start to grow in off road emissions management. Supply growth remains constrained with limited commitment to new projects despite current Platinum prices.

The Rhodium market has also been very strong during the period, 90% of this metal is used in the manufacture of autocatalysts and we continue to see fundamental demand supporting the price. Palladium has recently shown signs of demand growth, but currently remains oversupplied.

**Dividend**

Based on the success we have achieved in the first half and our continued confidence in the outlook for our business against a backdrop of strong Platinum markets, the Board has declared an interim dividend of 45 cents per share an increase of 50% on the interim dividend paid last year.

**Outlook**

Our mines have performed strongly during the first six months and we are on track to produce around 1 million ounces of Platinum in concentrate for the financial year to 30 September 2006. Taking account of the Smelter incident in April 2006, we now believe that our Platinum sales for the full year will be in the range of 970,000 to 980,000 ounces.

We believe the Platinum markets will remain strong and we are working to grow the Lonmin business to take advantage of these markets. We continue to target growth to 1.3 million ounces of Platinum in 2010 and beyond this we are locking in further growth options through our identified projects and high quality exploration portfolio.

Our outlook for full year C1 costs for Marikana own metal production is between R2,300 and R2,400 per PGM ounce sold net of by product credits. C1 costs for Limpopo per PGM ounces sold in concentrate will reach around R2,900 at the end of the financial year and we forecast will be between R3,100 and R3,200 for the 12 month period.

We continue to make good progress on our journey to transform Lonmin into a modern and efficient world class mining company utilising the best available operating practices and capitalising on the diversity and quality of our South African workforce. I would like to thank all the Lonmin employees, contractors and community members for your valuable contribution during the last six months.

Bradford A Mills
Chief Executive
3 May 2006

# Financial Review

### Introduction
The financial information presented has been prepared on the basis of International Financial Reporting Standards (IFRSs) as disclosed in note 1 to the Interim statements and is consistent with the Group's announcement on 15 February 2006.

### Analysis of results
***Income statement***
A comparison of the interim 2006 total operating profit with the prior period is set out below:

| | $m |
|---|---|
| Total operating profit for the six months to 31 March 2005 | 134 |
| Improved recoveries | (29) |
| Insurance receipts | (22) |
| Smelter incident cost | 9 |
| 2005 operating profit for the six months to 31 March 2005 post one-offs | 92 |
| Increase in sales prices | 180 |
| Increase in sales volumes | 20 |
| Cost base increases | (15) |
| Depreciation and amortisation | (5) |
| Exchange | 17 |
| Messina | 8 |
| Gain on sale from disposal of housing | 7 |
| Total operating profit for the six months to 31 March 2006 | 304 |

As previously reported the operating profit in the first half of 2005 benefited from net one-offs of $42 million. This comprised improved recoveries of $29 million and insurance receipts of $22 million which were offset by costs of the smelter incident in November 2004 of $9 million.

Sales volumes of PGMs increased from 671,591 ounces to 802,766 ounces. The comparatives are adversely impacted by the smelter incident and the current period benefits from approximately 50,000 PGM ounces relating to the acquisition of Southern Platinum Corporation. The average price realised for the basket of metals sold at $26,281 per kg was 39% higher than the prior period resulting in a price variance to operating profit of $180 million and reflecting the strong market demand. Revenue has increased 68% to $708 million.

Costs were well controlled. The C1 cost per PGM ounce sold before by-product credits on own production from the Marikana operations increased by 2.9% to R2,598 for 2006. This rise primarily resulted from the increase in processing costs due to the smelter rebuild in the period which more than offset a strong performance in mining. After by-product credits C1 costs of own production were broadly flat compared to the prior period reflecting high by-product commodity prices. Further details of unit costs analysis can be found in the operating statistics table. The exchange rate for South African rand against the US dollar is weaker by 6% compared to the prior period at an average rate of 6.29 rand per dollar and this benefited operating profit by $17 million. The Messina operations contributed $8 million to the Group at an operating profit level.

The resulting total operating profit amounted to $304 million (2005 - $134 million). The 2006 underlying total operating profit which excludes the gain on sale from the disposal of housing, treated as a special item, amounted to $297 million, an increase of 122% on the prior period.

Underlying net finance costs in 2006 were $12 million compared with $7 million in 2005. Debt levels were higher during the interim period following the acquisition of Southern Platinum Corporation in June 2005. At a total level net finance costs in the period are $226 million. The difference to underlying reflects a $235 million increase in the fair value of the equity derivative embedded in the convertible bonds offset by a $21 million correction on capitalised interest relating to prior years. Profit before tax for the 2006 interim period amounted to $81 million compared with $141 million in 2005.

The 2006 interim tax charge was $110 million compared with $53 million in the prior period. The effective tax rate, excluding the effects of special items (see note 3) was 33% compared with 41% reflecting a lower level of dividends remitted (which incur additional STC tax) in relation to profits.

The reported loss for the interim period is $29 million (2005 - profit of $88 million) and the loss per share is 47.1 cents (2005 earnings per share 51.5 cents). Underlying earnings per share, being earnings excluding special items (see note 3), amounted to 110.3 cents (2005 – 43.8 cents) an increase of 152%.

***Balance sheet***

Equity interests were $734 million at 31 March 2006 compared with $838 million at 30 September 2005. This principally reflects the loss for the period attributable to equity shareholders of $61 million and the payment of the 2005 final dividend of $60 million which were offset by movements related to share schemes.

The Southern Platinum Corporation was acquired on 15 June 2005, with a compulsory acquisition of the remaining shares on 28 July 2005. The Group has taken the opportunity to re-assess the fair value of net assets acquired which had been provisionally established in the accounts as at 30 September 2005, under UK GAAP. This has resulted in the recognition of $60 million of goodwill, an increase of intangible mineral rights of $7 million and a reduction of tangible fixed assets of $67 million. An underlying minority interest of 8.5% remained at the operational level in Messina Platinum until 6 February 2006. $13 million of goodwill was recognised in the purchase of these minorities. An amount of $15 million has also been capitalised within intangible assets. This represented the amount the Company paid to Impala Platinum Holdings Limited to acquire the Messina concentrate off-take contract. This is being amortised over 20 years. The acquisition is expected to be earnings neutral in 2006.

Net debt amounted to $590 million at 31 March 2006 with the main components being the convertible bonds of $213 million and bank loans and overdrafts of $404 million. The net debt is $122 million higher than at March 2005 reflecting the acquisition of Southern Platinum Corporation as described above. This, combined with higher interest rates, has resulted in a reduction to the rolling twelve month interest cover to 15.9 times compared with 34.3 times for the prior period.

***Cash flow***

The following table summarises the main components of the cash flow during the period:

| | **March 2006 Total $m** | March 2005 Total $m |
|---|---|---|
| **Operating profit** | **304** | 134 |
| Working capital | **(68)** | (119) |
| Other items (mainly depreciation and amortisation) | **38** | 30 |
| **Cash flow from operations** | **274** | 45 |
| Net interest paid | **(23)** | (8) |
| Tax paid | **(77)** | (57) |
| **Trading cash flow** | **174** | (20) |
| Purchase of intangible assets, property, plant and equipment | **(85)** | (87) |
| Proceeds from disposal of assets held for sale | **19** | - |
| Dividends paid to minority | **(18)** | (21) |
| **Free cash flow** | **90** | (128) |
| Acquisition of subsidiary (net of cash acquired) | **(14)** | (10) |
| Purchase of other financial assets | **(33)** | - |
| Dividends paid to Lonmin shareholders | **(60)** | (59) |
| Issue of ordinary share capital | **12** | - |
| **Increase in net debt** | **(5)** | (197) |
| Opening net debt | **(585)** | (270) |
| Effect of exchange rate changes | **-** | (1) |
| **Closing net debt** | **(590)** | (468) |
| | | |
| **Trading cash flow per share** | **122.3c** | (14.1)c |
| **Free cash flow per share** | **63.2c** | (90.4)c |

Cash flow from operations was $274 million during the six months to 31 March 2006, an increase of $229 million on the prior six months, despite an adverse working capital flow of $68 million driven by higher stock levels. After interest of $23 million and tax payments of $77 million, trading cash flow amounted to $174 million in 2006 against an outflow of $20 million in 2005, with trading cash flow per share of 122.3 cents in 2006 against an outflow of 14.1 cents in the 2005 interim period.

Capital expenditure of $85 million and dividends paid to minorities at $18 million were each very similar to the prior period. The disposal of houses held for sale realised $19 million. Free cash flow amounted to $90 million with free cash flow per share at 63.2 cents (2005 – outflow per share 90.4 cents).

Acquisitions of $14 million in 2006 mainly represented the buy out of the Messina minorities for $13 million. The purchase of other financial assets effectively represented the purchase of shares in Platmin. After accounting for equity dividends paid of $60 million and shares issued on the exercise of share options of $12 million, net debt increased by $5 million in the period and amounted to $590 million at 31 March 2006.

***Dividend***

The Board has declared an interim dividend of 45.0 cents per share (2005 - 30.0 cents per share). On an underlying earnings basis this represents a cover of 2.5 times compared with 1.5 times in 2005.

**John Robinson**
Chief Financial Officer
3 May 2006

# Operating Statistics

| | | | | 6 months to 31 March 2006 | 6 months to 31 March 2005 |
|---|---|---|---|---|---|
| **Mining** | | | | | |
| Tonnes milled | Marikana | Underground | (000) | **5,739** | 5,427 |
| | | Opencast | (000) | **1,264** | 1,480 |
| | Limpopo | Underground | (000) | **487** | - |
| | | Opencast | (000) | **14** | - |
| | Lonmin Platinum | Total | (000) | **7,504** | 6,907 |
| Tonnes mined | Marikana | Underground | (000) | **5,793** | 5,405 |
| | | Opencast | (000) | **996** | 1,244 |
| | Limpopo | Underground | (000) | **491** | - |
| | | Opencast | (000) | **14** | - |
| | Lonmin Platinum | Total | (000) | **7,294** | 6,649 |
| **Metallurgy** | | | | | |
| Metals in concentrate despatched | Marikana | Platinum | (oz) | **474,961** | 446,989 |
| | | Palladium | (oz) | **219,213** | 193,334 |
| | | Rhodium | (oz) | **71,244** | 62,235 |
| | | Total PGMs | (oz) | **913,386** | 853,258 |
| | Limpopo | Platinum | (oz) | **26,866** | - |
| | | Palladium | (oz) | **22,388** | - |
| | | Rhodium | (oz) | **3,646** | - |
| | | Total PGMs | (oz) | **63,966** | - |
| | Lonmin Platinum | Platinum | (oz) | **501,827** | 446,989 |
| | | Palladium | (oz) | **241,601** | 193,334 |
| | | Rhodium | (oz) | **74,890** | 62,235 |
| | | Total PGMs | (oz) | **977,352** | 853,258 |
| **Production** | Marikana refined | Platinum | (oz) | **332,803** | 366,781 |
| | | Palladium | (oz) | **142,209** | 157,058 |
| | | Rhodium | (oz) | **53,866** | 35,253 |
| | | Total PGMs | (oz) | **628,668** | 666,303 |
| | Marikana concentrate [i] | Platinum | (oz) | **49,340** | - |
| | | Palladium | (oz) | **21,595** | - |
| | | Rhodium | (oz) | **6,177** | - |
| | | Total PGMs | (oz) | **92,977** | - |
| | Limpopo concentrate [ii] | Platinum | (oz) | **23,548** | - |
| | | Palladium | (oz) | **17,328** | - |
| | | Rhodium | (oz) | **2,907** | - |
| | | Total PGMs | (oz) | **51,417** | - |
| | Lonmin Platinum | Platinum | (oz) | **405,691** | 366,781 |
| | | Palladium | (oz) | **181,132** | 157,058 |
| | | Rhodium | (oz) | **62,950** | 35,253 |
| | | Total PGMs | (oz) | **773,062** | 666,303 |

| | | | | 6 months to 31 March 2006 | 6 months to 31 March 2005 |
|---|---|---|---|---|---|
| Capital expenditure | | | (R millions) | **544** | 510 |
| | | | ($ millions) | **85** | 87 |
| Sales | Lonmin Platinum | Platinum | (oz) | **413,030** | 365,653 |
| | | Palladium | (oz) | **192,505** | 152,725 |
| | | Rhodium | (oz) | **65,639** | 39,330 |
| | | Total PGMs | (oz) | **802,766** | 671,591 |
| **Prices** | | | | | |
| Average price received per ounce | | Platinum | (R) | **6,100** | 5,000 |
| | | | ($) | **968** | 842 |
| | | Palladium | (R) | **1,669** | 1,170 |
| | | | ($) | **266** | 196 |
| | | Rhodium | (R) | **19,726** | 7,855 |
| | | | ($) | **3,142** | 1,320 |
| Basket price of PGMs and base metals | | | ($/kg) | **26,281** | 18,889 |
| Cash Costs: | Mining - weighted average cost | | (R) | **1,855** | 1,930 |
| | Smelting & refining | | (R) | **443** | 331 |
| | Shared Business Services | | (R) | **358** | 321 |
| | Movement in physical stock | | (R) | **(58)** | (57) |
| Cost per PGM ounce sold before by products credits | | | (R) | **2,598** | 2,525 |
| | By product credits | | (R) | **(253)** | (192) |
| C1 - Cost per PGM ounce sold net of by product credits | | Marikana | (R) | **2,345** | 2,333 |
| | Improved recoveries | | (R) | **-** | (118) |
| | Smelter repair | | (R) | **-** | 54 |
| Other EBIT items: | Amortisation | | (R) | **237** | 277 |
| | Insurance proceeds | | (R) | **-** | (83) |
| C2 - Costs per PGM ounce sold own production | | Marikana | (R) | **2,582** | 2,463 |
| C1 - Cost per PGM ounce sold net of By Product Credits | | Limpopo | (R) | **3,385** | - |
| **Exchange rates** | | | | | |
| Average exchange rates | | Sterling | (£/$) | **0.58** | 0.53 |
| | | S A rand | (R/$) | **6.29** | 5.94 |
| Closing exchange rates | | Sterling | (£/$) | **0.58** | 0.53 |
| | | S A rand | (R/$) | **6.15** | 6.22 |

Footnotes:

i. Produced and sold in concentrate form at Marikana

ii. Produced in concentrate form at Limpopo for subsequent refining at Marikana

# Consolidated income statement

| | Note | 6 months to 31 March 2006 Underlying[i] $m | Special items (note 3) $m | 6 months to 31 March 2006 Total $m | 6 months to 31 March 2005 Underlying[i] $m | Special items (note 3) $m | 6 months to 31 March 2005 Total $m |
|---|---|---|---|---|---|---|---|
| **Revenue** | | **708** | **-** | **708** | 421 | - | 421 |
| **EBITDA** [ii] | | **335** | **7** | **342** | 163 | - | 163 |
| Depreciation and amortisation | | **(38)** | **-** | **(38)** | (29) | - | (29) |
| **Operating profit** [iii] | | **297** | **7** | **304** | 134 | - | 134 |
| Finance income | 4 | **5** | **-** | **5** | 6 | - | 6 |
| Finance expenses | 4 | **(17)** | **(214)** | **(231)** | (13) | 11 | (2) |
| Share of profit of associate | | **3** | **-** | **3** | 3 | - | 3 |
| **Profit / (loss) before taxation** | | **288** | **(207)** | **81** | 130 | 11 | 141 |
| Income tax expense [iv] | 5 | **(96)** | **(14)** | **(110)** | (53) | - | (53) |
| **Profit / (loss) for the period** | | **192** | **(221)** | **(29)** | 77 | 11 | 88 |
| - attributable to minority interest | | **35** | **3** | **38** | 15 | - | 15 |
| - attributable to equity shareholders of Lonmin Plc | | **157** | **(224)** | **(67)** | 62 | 11 | 73 |
| Earnings / (loss) per share | 6 | **110.3c** | | **(47.1)c** | 43.8c | | 51.5c |
| Diluted (loss) / earnings per share [v] | 6 | | | **(47.1)c** | | | 43.3c |
| Interim dividend per share | | | | **45.0c** | | | 30.0c |
| **Financial ratios** | | | | | | | |
| Tax rate | 5 | **33%** | | **136%** | 41% | | 38% |
| Interest cover [vi] | | **15.9** times | | | 34.3 times | | |

# Statement of recognised income and expenses

| | Note | 6 months to 31 March 2006 $m | 6 months to 31 March 2005 $m |
|---|---|---|---|
| (Loss) / profit for the period | | **(29)** | 88 |
| Deferred tax on share based payment | | **8** | - |
| Actuarial gains on post retirement benefit plan | | **-** | 2 |
| Total recognised (expense) / income for the period | | **(21)** | 90 |
| Attributable to: | | | |
| - Equity shareholders | 11 | **(61)** | 75 |
| - Minority Interest | 11 | **40** | 15 |
| | 11 | **(21)** | 90 |

Footnotes:

i. Underlying earnings are calculated on profit for the period excluding movements in fair value of the embedded derivative associated with the convertible bond, exchange on tax balances, profit on the sale of Marikana houses, the mathematical correction to the prior year capitalised interest balances and the effect of a change in the South African tax rate on the prior year opening deferred tax balance as disclosed in note 3.

ii. EBITDA is operating profit before depreciation and amortisation.

iii. Operating profit is defined as revenue and other operating expenses before net finance costs and share of profit of associate.

iv. The income tax expense includes exchange losses of $12 million (March 2005 - $11 million) as disclosed in note 5.

v. The calculation of diluted EPS includes adjustments for the movements in fair value on the convertible bond subject to the limitation under IAS 33 - Earnings Per Share that this cannot thereby create a figure exceeding basic EPS.

vi. Interest cover is calculated for the 12 month periods to 31 March 2006 and 31 March 2005 on the underlying operating profit divided by underlying net interest payable excluding exchange.

# Consolidated balance sheet

| | Note | As at 31 March 2006 $m | As at 30 September 2005 $m | As at 31 March 2005 $m |
|---|---|---|---|---|
| **Non-current assets** | | | | |
| Goodwill | 8 | **113** | 40 | - |
| Intangible assets | | **323** | 312 | 309 |
| Property, plant and equipment | | **1,399** | 1,406 | 1,121 |
| Investment in associate | | **94** | 91 | 91 |
| Assets held for sale | | **16** | 16 | - |
| Other financial assets | | **49** | 15 | 13 |
| Other receivables | | **24** | 22 | 22 |
| Retirement benefit asset | | **12** | 12 | 7 |
| | | **2,030** | 1,914 | 1,563 |
| **Current assets** | | | | |
| Inventories | | **173** | 110 | 160 |
| Trade and other receivables | | **144** | 147 | 123 |
| Tax recoverable | | **5** | 4 | 9 |
| Cash and cash equivalents | | **27** | 11 | 10 |
| | | **349** | 272 | 302 |
| **Current liabilities** | | | | |
| Bank overdraft repayable on demand | | **(6)** | (1) | (209) |
| Interest bearings loans and borrowings | | **(128)** | (86) | - |
| Trade and other payables | | **(123)** | (133) | (73) |
| Tax payable | | **(36)** | (28) | - |
| | | **(293)** | (248) | (282) |
| **Net current assets** | | **56** | 24 | 20 |
| **Non-current liabilities** | | | | |
| Trade and other payables | | **-** | (1) | (1) |
| Financial liabilities | | | | |
| - Interest bearing loans and borrowings | | **(481)** | (506) | (266) |
| - Derivative financial instruments | | **(276)** | (41) | (22) |
| Deferred tax liabilities | | **(362)** | (344) | (336) |
| Provisions | | **(44)** | (42) | (33) |
| | | **(1,163)** | (934) | (658) |
| **Net assets** | | **923** | 1,004 | 925 |
| **Capital and reserves** | | | | |
| Called up share capital | 11 | **143** | 142 | 142 |
| Share premium account | 11 | **23** | 12 | 6 |
| Other reserves | 11 | **104** | 104 | 104 |
| Retained earnings | 11 | **464** | 580 | 529 |
| **Equity attributable to Lonmin shareholders** | 11 | **734** | 838 | 781 |
| **Attributable to minority interest** | 11 | **189** | 166 | 144 |
| **Total equity** | 11 | **923** | 1,004 | 925 |

# Consolidated cash flow statement

| | Note | 6 months to 31 March 2006 $m | 6 months to 31 March 2005 $m |
|---|---|---|---|
| **(Loss)/profit for the period** | | **(29)** | 88 |
| Taxation | 5 | **110** | 53 |
| Finance income | 4 | **(5)** | (6) |
| Finance expense | 4 | **231** | 2 |
| Share of profit after tax of associate | | **(3)** | (3) |
| Depreciation and amortisation | | **38** | 29 |
| Change in inventories | | **(63)** | (82) |
| Change in trade and other receivables | | **5** | 3 |
| Change in trade and other payables | | **(10)** | (40) |
| Change in provisions | | **2** | (1) |
| Profit on sale of assets held for sale | | **(7)** | - |
| Other non cash charges | | **5** | - |
| Cash flow from consolidated operations | | **274** | 43 |
| Dividend from associate | | **-** | 2 |
| **Cash flow from operations** | | **274** | 45 |
| Interest paid | | **(23)** | (8) |
| Tax paid | | **(77)** | (57) |
| **Cash flow from operating activities** | | **174** | (20) |
| | | | |
| **Cash flow from investing operations** | | | |
| Acquisition of subsidiary (net of cash acquired) | | **(14)** | (10) |
| Purchase of intangible asset | | **(6)** | (6) |
| Purchase of property, plant and equipment | | **(79)** | (81) |
| Proceeds from disposal of assets held for sale | | **19** | - |
| Purchase of other financial assets | | **(33)** | - |
| **Cash used in investing activities** | | **(133)** | (97) |
| | | | |
| **Cash flow from financing activities** | | | |
| Equity dividends paid to Lonmin shareholders | | **(60)** | (59) |
| Dividends paid to minority | | **(18)** | (21) |
| Proceeds from current borrowings | | **42** | - |
| Repayment of current borrowings | | **-** | (1) |
| Proceeds from non-current borrowings | | **-** | 2 |
| Repayment of non-current borrowings | | **(26)** | - |
| Issue of ordinary share capital | | **12** | - |
| **Cash used in financing activities** | | **(50)** | (79) |
| | | | |
| **Increase / (decrease) in cash and cash equivalents** | | **11** | (196) |
| Opening cash and cash equivalents | | **10** | (2) |
| Effect of exchange rate changes | | **-** | (1) |
| **Closing cash and cash equivalents** | | **21** | (199) |

# 1. Basis of preparation

The financial information presented has been prepared on the basis of International Financial Reporting Standards (IFRSs) as disclosed in note 1 to the Interim financial statements and is consistent with the Group's announcements on 15 February 2006.

# 2. Segmental analysis

| | 6 months to 31 March 2006 | | | |
|---|---|---|---|---|
| | **Platinum** | **Corporate** | **Exploration** | **Total** |
| | **$m** | **$m** | **$m** | **$m** |
| **Business segments** | | | | |
| Revenue - external sales | **708** | **-** | **-** | **708** |
| Operating profit | **325** | **(16)** | **(5)** | **304** |
| Assets | **2,296** | **83** | **-** | **2,379** |
| Liabilities | **(684)** | **(772)** | **-** | **(1,456)** |
| Capital expenditure | **85** | **-** | **-** | **85** |
| Depreciation and amortisation | **37** | **1** | **-** | **38** |

| | 6 months to 31 March 2005 | | | |
|---|---|---|---|---|
| | Platinum | Corporate | Exploration | Total |
| | $m | $m | $m | $m |
| **Business segments** | | | | |
| Revenue - external sales | 421 | - | - | 421 |
| Operating profit | 148 | (11) | (3) | 134 |
| Assets | 1,814 | 46 | - | 1,860 |
| Liabilities | (682) | (253) | - | (935) |
| Capital expenditure | 86 | 1 | - | 87 |
| Depreciation and amortisation | 29 | - | - | 29 |

| | 6 months to 31 March 2006 | | | |
|---|---|---|---|---|
| | **South Africa** | **Corporate** | **Other** | **Total** |
| | **$m** | **$m** | **$m** | **$m** |
| **Geographical segments** | | | | |
| Revenue - external sales | **708** | **-** | **-** | **708** |
| Segment total assets | **2,293** | **83** | **3** | **2,379** |
| Capital expenditure | **85** | **-** | **-** | **85** |

| | 6 months to 31 March 2005 | | | |
|---|---|---|---|---|
| | South Africa | Corporate | Other | Total |
| | $m | $m | $m | $m |
| **Geographical segments** | | | | |
| Revenue - external sales | 421 | - | - | 421 |
| Segment total assets | 1,811 | 46 | 3 | 1,860 |
| Capital expenditure | 86 | 1 | - | 87 |

Turnover by destination is analysed by geographical area below:

| | 6 months to 31 March 2006 $m | 6 months to 31 March 2005 $m |
|---|---|---|
| The Americas | **190** | 155 |
| Asia | **219** | 167 |
| Europe | **89** | 28 |
| South Africa | **207** | 70 |
| Zimbabwe | **3** | 1 |
| | **708** | 421 |

# 3. Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group. Such items, as detailed below, are material by nature or amount to the results for the period and require separate disclosure in accordance with IAS 1 Presentation of financial statements.

| | 6 months to 31 March 2006 $m | 6 months to 31 March 2005 $m |
|---|---|---|
| EBITDA | | |
| - Sale of houses | **7** | - |
| Finance costs | | |
| - Calculation of capitalised interest | **21** | - |
| - Movement in fair value of embedded derivative | **(235)** | 11 |
| Special (loss) / profit before taxation | **(207)** | 11 |
| Taxation on above items (note 5) | **(2)** | - |
| Tax rate change – effect on opening deferred tax balances | **-** | 11 |
| Exchange on tax balances (note 5) | **(12)** | (11) |
| Minority interest | **(3)** | - |
| Special (loss) / profit for the period attributable to equity shareholders of Lonmin plc | **(224)** | 11 |

- Sale of houses: We currently accommodate a substantial number of our employees in hostels and married quarters with the remainder living in their homes. We are selling houses to employees to encourage home-ownership. Any profits or losses from such sales are not deemed to represent underlying earnings.

- Capitalised interest includes $21 million in respect of a mathematical correction of prior year capitalised interest balances.

- The convertible bond (described fully in note 7e to the IFRS transition document) contains an embedded derivative which is held at fair value. Due to the cash settlement option the bond is classified within non-current liabilities and movements in fair value are taken to the income statement. Fluctuations in fair value are mainly due to changes in share price.

# 4. Net finance costs

| | 6 months to 31 March 2006 $m | 6 months to 31 March 2005 $m |
|---|---|---|
| **Finance income:** | **5** | 6 |
| Interest receivable | **-** | 1 |
| Return on defined benefit pension scheme assets | **4** | 4 |
| Movement in fair value of non-current other receivables | **1** | 1 |
| **Finance expenses:** | **(17)** | (13) |
| On bank loans and overdrafts | **(19)** | (9) |
| Bank fees | **(1)** | - |
| Capitalisation of interest | **8** | - |
| Discounting on provisions | **(1)** | - |
| Unwind of discounting on convertible bond | **(1)** | 1 |
| Interest costs of defined benefit pension scheme | **(3)** | (4) |
| Exchange differences on net debt | **-** | (1) |
| **Special items:** | **(214)** | 11 |
| Prior years capitalised interest (note 3) | **21** | - |
| Movement in fair values of derivative financial instruments (note 3) | **(235)** | 11 |
| **Net finance costs** | **(226)** | 4 |

# 5. Taxation

| | 6 months to 31 March 2006 $m | 6 months to 31 March 2005 $m |
|---|---|---|
| **United Kingdom:** | | |
| Current tax expenses at 30% (March 2005 - 30%) | **36** | 42 |
| less amount of the benefit arising from double tax relief available | **(36)** | (42) |
| Total UK tax expense | **-** | - |
| | | |
| **Overseas:** | | |
| Current tax expense at 29% (March 2005 - 29%) | **82** | 41 |
| Excluding tax on local currency exchange profits | **70** | 27 |
| Tax on dividends remitted | **12** | 14 |
| | | |
| Deferred tax expense | **14** | 12 |
| Origination and reversal of temporary differences | **14** | 12 |
| | | |
| Special items (note 3) | **14** | - |
| Current tax on sale of assets held for sale | **2** | - |
| Exchange on current taxation | **-** | (1) |
| Change in South African corporate tax rate to 29% (from 1 October 2004) | **-** | (11) |
| Tax on local currency exchange profits | **-** | (1) |
| Exchange on deferred taxation | **12** | 13 |
| | | |
| Tax charge | **110** | 53 |
| | | |
| Tax charge excluding special items (note 3) | **96** | 53 |
| | | |
| Tax rate | **136%** | 38% |
| | | |
| Effective tax rate excluding special items (note 3) | **33%** | 41% |

A reconciliation of the standard tax charge to the tax charge was as follows:

| | 6 months to 31 March 2006 % | 6 months to 31 March 2006 $m | 6 months to 31 March 2005 % | 6 months to 31 March 2005 $m |
|---|---|---|---|---|
| Tax charge at standard tax rate | **29%** | **23** | 29% | 41 |
| Overseas taxes on dividends remitted by subsidiary companies | **15%** | **12** | 10% | 14 |
| Change in South African corporate tax rate | **-** | **-** | (8)% | (11) |
| Exchange on current and deferred tax | **15%** | **12** | 8% | 11 |
| Tax effect of movements in the fair value of financial instruments | **76%** | **62** | (3)% | (4) |
| Tax effect of other timing differences | **1%** | **1** | 2% | 2 |
| Tax charge | **136%** | **110** | 38% | 53 |

# 6. Earnings per share

Earnings per share have been calculated on the loss for the period amounting to $67 million (2005 - profit of $73 million) using a weighted average number of 142,308,120 ordinary shares in issue for the six months to 31 March 2006 (6 months to March 2005 – 141,625,478 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the period. During the six months to 31 March 2006 outstanding share options and the shares issuable on conversion of the convertible bonds were anti-dilutive and have been excluded from diluted earnings per share in accordance with IAS 33 – Earnings Per Share.

| | **6 months to 31 March 2006** | | | 6 months to 31 March 2005 | | |
|---|---|---|---|---|---|---|
| | **Profit/(loss) for the period $m** | **Number of shares** | **Per share amount cents** | Profit/(loss) for the period $m | Number of shares | Per share amount cents |
| Basic EPS | **(67)** | **142,308,120** | **(47.1)** | 73 | 141,625,478 | 51.5 |
| Share option schemes | **-** | **-** | **-** | - | 249,745 | (0.1) |
| Convertible bonds | **-** | **-** | **-** | (7) | 10,576,993 | (8.1) |
| Diluted EPS | **(67)** | **142,308,120** | **(47.1)** | 66 | 152,452,216 | 43.3 |

Underlying earnings per share have been presented as the Directors consider it to give a fairer reflection of the underlying results of the business. Underlying earnings per share are based on the profit or loss for the period adjusted to exclude special items (as defined in note 3) as follows:

| | **6 months to 31 March 2006** | | | 6 months to 31 March 2005 | | |
|---|---|---|---|---|---|---|
| | **Profit/(loss) for the period $m** | **Number of shares** | **Per share amount cents** | Profit/(loss) for the period $m | Number of shares | Per share amount cents |
| Basic EPS | **(67)** | **142,308,120** | **(47.1)** | 73 | 141,625,478 | 51.5 |
| Special items (note 3) | **224** | **-** | **157.4** | (11) | - | (7.7) |
| Underlying EPS | **157** | **142,308,120** | **110.3** | 62 | 141,625,478 | 43.8 |

# 7. Dividends

The final dividend for the year ended 30 September 2005 of 42.0 cents per share (42.0 cents per share for the year ended 30 September 2004) was declared in January 2006, paid on 8 February 2006 and is reflected in the six months to 31 March 2006.

An interim dividend of 45.0 cents per share will be paid on 4 August 2006 to shareholders on the registers at the close of business on 7 July 2006 (30.0 cents per share for the six months to 31 March 2005 paid on 5 August 2005 to shareholders on the registers at the close of business on 8 July 2005). In accordance with IFRS the dividend has not been accrued at 31 March 2006.

# 8. Goodwill

| | $m |
|---|---|
| As at 30 September 2005 | 40 |
| Purchase of Messina minorities | 13 |
| Reassessment of fair values (note 9) | 60 |
| As at 31 March 2006 | 113 |

As at 30 September 2005 goodwill comprised $40 million arising on the finalisation of the fair values of 9.11% of the assets and liabilities of Eastern Platinum Limited and Western Platinum Limited.

Goodwill generated in the period represented the synergistic benefits of the acquisition of Southern Platinum Corporation (including Messina) to the Group's existing operations (note 9) as at the date of the acquisition.

# 9. Reassessment of fair values of acquisitions in 2005

The Group has taken the opportunity to reassess the fair value of the assets and liabilities acquired as a result of the acquisition of Southern Platinum Corporation on 15 June 2005. This has resulted in the changes below.

*As required by IFRS 3, Business Combinations, the Group will finalise the provisional values by 15 June 2006.*

| | Fair value as at 30 September 2005[i] | Revisions | Fair value as at 31 March 2006 |
|---|---|---|---|
| | $m | $m | $m |
| Goodwill | - | 60 | 60 |
| Intangible assets | 46 | 7 | 53 |
| Property, plant and equipment | 216 | (67) | 149 |
| Net debt, working capital and provisions | (70) | - | (70) |
| | 192 | - | 192 |

Footnote:
i. As reported in the IFRS transition document published on 15 February 2006.

# 10. Analysis of net debt

| | As at 1 October 2005 $m | Cash flow $m | Exchange movements $m | As at 31 March 2006 $m |
|---|---|---|---|---|
| Cash | **11** | **16** | - | **27** |
| Overdrafts | **(1)** | **(5)** | - | **(6)** |
| | **10** | **11** | - | **21** |
| Current borrowings | **(86)** | **(42)** | - | **(128)** |
| Non-current borrowings | **(296)** | **26** | - | **(270)** |
| Convertible bonds | **(213)** | **-** | - | **(213)** |
| **Net debt** | **(585)** | **(5)** | - | **(590)** |

| | As at 1 October 2004 $m | Cash flow $m | Exchange movements $m | As at 31 March 2005 $m |
|---|---|---|---|---|
| Cash | 20 | (10) | - | 10 |
| Overdrafts | (22) | (186) | (1) | (209) |
| | (2) | (196) | (1) | (199) |
| Current borrowings | (1) | 1 | - | - |
| Non-current borrowings | (56) | (2) | - | (58) |
| Convertible bonds | (211) | - | - | (211) |
| **Net debt** | (270) | (197) | (1) | (468) |

# 11. Total equity

| | Equity shareholders' funds | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Called up share capital $m** | **Share premium account $m** | **Other reserves $m** | **Retained earnings $m** | **Total $m** | **Minority interests $m** | **Total equity $m** |
| At 1 October 2005 | **142** | **12** | **104** | **580** | **838** | **166** | **1,004** |
| Total recognised income and expense | **-** | **-** | **-** | **(61)** | **(61)** | **40** | **(21)** |
| Buy out of minority interests in Messina | **-** | **-** | **-** | **-** | **-** | **1** | **1** |
| Dividends | **-** | **-** | **-** | **(60)** | **(60)** | **(18)** | **(78)** |
| Share based payment | **-** | **-** | **-** | **5** | **5** | **-** | **5** |
| Shares issued on exercise of share options | **1** | **11** | **-** | **-** | **12** | **-** | **12** |
| **At 31 March 2006** | **143** | **23** | **104** | **464** | **734** | **189** | **923** |

During the period 761,407 share options were exercised on which $12 million of cash was received (2005 - $nil).

| | Equity shareholders' funds | | | | | | |
|---|---|---|---|---|---|---|---|
| | Called up share capital $m | Share premium account $m | Other reserves $m | Retained earnings $m | Total $m | Minority interests $m | Total equity $m |
| At 1 October 2004 | 142 | 6 | 104 | 513 | 765 | 150 | 915 |
| Total recognised income and expense | - | - | - | 75 | 75 | 15 | 90 |
| Dividends | - | - | - | (61) | (61) | (21) | (82) |
| Share based payment | - | - | - | 2 | 2 | - | 2 |
| At 31 March 2005 | 142 | 6 | 104 | 529 | 781 | 144 | 925 |

Within retained earnings is a deduction for the value of own shares of $6 million (31 March 2005 - $7 million).

# 12. Transition to International Financial Reporting Standards

As stated in note 1 to the interim statement, Accounting Policies, this is the Lonmin Group's first consolidated financial report prepared in accordance with IFRS. The Group published its transition document on 15 February 2006 explaining the balance sheet, income statement and cash flow impact for the Group of the transition to IFRS. Included within the document is a reconciliation of the income statement and cash flow statement from UK GAAP to IFRS for the year ended 30 September 2005 and the six months ended 31 March 2005 and a reconciliation of equity at the transition date (1 October 2004), 30 September 2005 and 31 March 2005. The document also provides details of the Group's accounting policies under IFRS that are expected to be effective at 30 September 2006 and the exemptions applied by the Group in accordance with IFRS 1 on transition to IFRS.

The most significant changes at the date of the transition to IFRS for the Group between reporting on a UK GAAP basis and IFRS are as follows:

- the recognition, on the balance sheet, of pension scheme assets;
- the inclusion of a fair value charge in respect of outstanding employee share options;
- the cessation of goodwill amortisation;
- the recognition, on the balance sheet, of all financial instruments as either financial assets or financial liabilities;
- the separate accounting treatment as a liability of the embedded derivative in the convertible bond;
- no longer recognising proposed dividends as a liability at the balance sheet date;
- the recognition of the change in measurement basis of in-process inventory as a change in accounting policy.